UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11 - K

ANNUAL REPORT

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-983

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

NATIONAL STEEL RETIREMENT SAVINGS PLAN

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NATIONAL STEEL CORPORATION
4100 EDISON LAKES PARKWAY
MISHAWAKA, IN 46545-3440

FORM 11-K

TABLE OF CONTENTS

Financial Statements and Schedule

NATIONAL STEEL RETIREMENT SAVINGS PLAN

(Plan 002)

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

National Steel
Retirement Savings Plan

Financial Statements and Schedule

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
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Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
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Report of Independent Auditors

The Administrator of the
National Steel Retirement Savings Plan
National Steel Corporation
Mishawaka, Indiana

We have audited the accompanying statements of assets available for benefits of the National Steel Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits for the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 24, 2002

Ernst & Young LLP

National Steel
Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments, at fair value	**$ 234,738,229**	$ 276,521,953
Assets available for benefits	**$ 234,738,229**	$ 276,521,953

See accompanying notes.

National Steel
Retirement Savings Plan

Statements of Changes in Assets Available for Benefits

	Years ended December 31, 2001	2000
Additions:		
Contributions:		
Employee	**$ 7,938,986**	$ 8,500,967
Employer	**2,173,271**	2,655,809
Interest and dividend income	**6,156,189**	25,739,481
Loan repayment interest	**145,580**	222,652
Total additions	**16,414,026**	37,118,909
Deductions:		
Participants withdrawals—benefits	**21,732,502**	22,849,089
Administrative expenses	**11,295**	10,463
Total deductions	**21,743,797**	22,859,552
Net assets transferred from National Steel Represented Employee Retirement Savings Plan	**670,140**	521,099
Net realized and unrealized depreciation in fair value of investments	**(37,124,093)**	(37,902,901)
Net deductions	**(41,783,724)**	(23,122,445)
Assets available for benefits at beginning of year	**276,521,953**	299,644,398
Assets available for benefits at end of year	**$ 234,738,229**	$ 276,521,953

See accompanying notes.

National Steel
Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Subsequent Events

Bankruptcy of Plan Sponsor

On March 6, 2002, National Steel Corporation ("NSC" or the "Company") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court ("Court"). The Company received commitments for up to $450 million in Secured Super Priority Debtor In Possession ("DIP") financing from the existing senior secured bank group subject to court approval, which combined with other actions will be used to fund post-petition operating expenses as well as supplier and employee obligations. The Company filed for protection under Chapter 11 in order to obtain the necessary time to stabilize its finances and to attempt to develop a plan of reorganization that will enable it to return to sustained profitability. After negotiations with various parties in interest, the Company expects to present a plan of reorganization to the Court to reorganize its business and to restructure its obligations.

The Company's current financial difficulties could ultimately impact the decision to continue the Plan or to cease making employer contributions; however, the Company currently intends to make no such changes to the Plan. Additionally, the Company has budgeted for and fully intends to continue to make matching contributions to the Plan in 2002.

NSC Class B Common Stock

Effective March 13, 2002, the New York Stock Exchange delisted the NSC Class B Common Stock. Due to this action, the Administrative Committee of the 401(k) Plans changed the accounting method for investments in the National Steel Stock Fund option from "units" to "shares" of stock. Additionally, beginning March 13, 2002, the National Steel Stock Fund is not a Plan investment option for future contributions or transfers. However, participants can elect to exchange the NSC Class B Common Stock for any of the Fidelity funds in the Plan.

At December 31, 2001, the Plan held 2,377,886 units in the National Steel Stock Fund, with a price of $1.69 per unit, for an aggregate market value of $4,018,627. Of this total in the unitized fund, there were 2,410,799 shares of NSC Class B Common Stock at a price of $1.45 per share, for an aggregate market value of $3,495,659. Since December 31, 2001, the market value of the stock has declined significantly. At April 30, 2002, the Plan held 1,886,738 shares of NSC Class B Common Stock, with a price of $0.18 per share, for an aggregate market value of $339,613.

2. Description of the Plan

The following description of the National Steel Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC"). The Plan covers substantially all non-represented salaried employees of the Company and certain of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Individual accounts ("Accounts") are established for each Plan participant who may elect to allocate his or her contributions from compensation derived from regular salary earnings among any of the fifteen Fidelity funds or to invest in the NSC Class B Common Stock Fund. Participant contributions must be equal to or greater than one percent (1%) of the participant's regular salary and may be increased in multiples of one percent (1%) up to a maximum percentage specified from time to time by the Plan's administrator. The maximum contribution at December 31, 2001 is 18%. Contributions from all sources must not exceed limitations set forth in the IRC.

The Plan provides for an amount of Company matching contributions based upon the Company's profitability in the prior year. If annual profits of the Company, as defined in the Company's Profit Sharing Plan ("Profits"), are less than $50 million, the Company's matching contribution will be 50 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $50 million, but are less than or equal to $100 million, the Company's matching contribution will be 80 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $100 million, the Company's matching contribution will be a dollar-for-dollar match on the first 5% of each participant's before-tax regular salary reductions. After tax contributions are not matched by the Company. All amounts contributed by both participants and the Company are at all times non-forfeitable and fully vested.

Investment election changes can be made on a daily basis, in accordance with Plan provisions. Contributions may be made as either before-tax, after-tax, or rollover contributions as permitted by the IRC and as elected by the participant.

Generally, expenses of the Fidelity Management Trust, including trustee and recordkeeping fees, but excluding loan fees, are paid by the Company.

2. Description of the Plan (continued)

Participants may borrow from their Accounts a minimum of $500 up to a maximum of $50,000 or 50% of the combined total of their Accounts. Only one loan outstanding is permitted at any time under the Plan. Loan terms are up to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 7.0% to 10.5% at December 31, 2001. Principal and interest is paid ratably through monthly deductions.

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her Accounts, or upon death, disability or retirement, elect to receive annual installments over a period not to exceed the life expectancy of the participant or the joint life and the last survivor expectancy of the participant and his or her beneficiary.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Salaried Employees Summary Plans Descriptions. Copies of the pamphlet are available from the Company's Human Resource Department.

3. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition

The fair value of the participation units ("shares") owned by the Plan in the Fidelity funds are based on quoted redemption values on the last business day of the Plan year. The investments in NSC Class B Common Stock are valued at the quoted market price on the last business day of the Plan year. Participant loan receivables are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

National Steel
Retirement Savings Plan

Notes to Financial Statements (continued)

3. Significant Accounting Policies (continued)

In accordance with the policy of stating investments at their fair market value, net unrealized depreciation for the year is included in the statement of changes in assets available for benefits.

Use of Estimates

Preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

4. Investments

Pursuant to the terms of the Plan, participants may elect to invest in any of the Plan's Fidelity funds or in NSC Class B Common Stock. However, as of March 13, 2002, the National Steel Stock Fund was closed to new contributions, loan repayments and investments. Any elections for this fund have been changed to the Fidelity Cash Reserves.

Investments that represent 5% or more of the Assets Available for Benefits at December 31, 2001 and 2000 were as follows:

	December 31, 2001		**December 31, 2000**	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Fidelity Cash Reserves	**34,886,638**	**$ 34,886,638**	32,567,332	$ 32,567,332
Fidelity Equity Income Fund	**1,084,129**	**52,872,971**	1,111,942	59,411,069
Fidelity Independence Fund	**3,397,366**	**53,576,456**	3,677,100	80,932,971
Fidelity Magellan Fund	**399,064**	**41,590,477**	415,818	49,607,135

National Steel
Retirement Savings Plan

Notes to Financial Statements (continued)

5. Net Realized and Unrealized Depreciation in Fair Value of Investments During the Year

Year Ended December 31, 2001	
Mutual Fund Investments	**$ (36,307,189)**
Common Stock Investments	**(816,904)**
Total	**$ (37,124,093)**
Year Ended December 31, 2000	
Mutual Fund Investments	$ (25,108,297)
Common Stock Investments	(12,794,604)
Total	$ (37,902,901)

6. Transactions with Parties-in-Interest

A majority of the Plan investments are funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, consequently, these transactions qualify as party-in-interest transactions. Fees paid to the trustee by the Plan amounted to $11,295 in 2001 and $10,463 in 2000. The Company provides certain recordkeeping and administrative services to the Plan for which it receives no compensation.

7. Plan Termination

The Plan, as currently stated, does not specifically provide for a termination of the Company's matching contributions; however, it does provide authority to the Board of Directors to modify or terminate the Plan as it deems necessary, subject to the provisions of ERISA. The Company is currently experiencing financial difficulties which could ultimately impact the Company's decision to continue making contributions to the Plan; however, the Company currently has no intentions to discontinue its contributions or terminate the Plan. In the event of a termination of the Plan, participants shall be entitled to receive the amounts then credited to their accounts.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

EIN: 25-0687210
PN: 002

National Steel
Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(e) Current Value
*	Fidelity Management Trust Company	Cash Reserves (34,886,638 shares)	$ 34,886,638
		Contrafund (193,158 shares)	8,261,389
		Equity Income Fund (1,084,129 shares)	52,872,971
		Freedom 2000 Fund (158,419 shares)	1,824,990
		Freedom 2010 Fund (145,936 shares)	1,840,249
		Freedom 2020 Fund (77,153 shares)	970,587
		Freedom 2030 Fund (92,497 shares)	1,161,759
		Freedom Income Fund (45,977 shares)	502,528
		Growth & Income Portfolio (150,290 shares)	5,617,855
		Independence Fund (3,397,366 shares)	53,576,456
		Intermediate Bond Fund (1,221,944 shares)	12,610,457
		Magellan Fund (399,064 shares)	41,590,477
		NSC Class B Common Stock Fund (2,377,886 shares)	4,018,627
		Overseas Fund (89,430 shares)	2,452,175
		Small Cap Stock Fund (218,241 shares)	3,666,443
		Spartan U.S. Equity Index Fund (140,633 shares)	5,715,327
*	Participant loans	Principal amount of $3,169,301 with interest ranging from 7.0% to 10.5%, due through December 2006	3,169,301
	Total		$ 234,738,229

* Indicates a party-in-interest to the Plan.
Note: Column (d), cost information, is not required and therefore has been omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL STEEL RETIREMENT SAVINGS PLAN

BY: ______________________
John A. Maczuzak
President and Chief Operating Officer

BY: ______________________
Kirk A. Sobecki
Senior Vice President and Chief Financial Officer

Date: June 26, 2002

EXHIBIT INDEX

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Retirement Savings Plan of our report dated May 24, 2002, with respect to the financial statements and schedule of the National Steel Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Indianapolis, Indiana
June 21, 2002

Ernst & Young LLP